[NICE Letterhead]

                                                                                                                                                                                                                                         August 29, 2012

Via Edgar

Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	NICE-Systems Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 000-27466

Dear Mr. Krikorian:

Consistent with the telephone conversation between Ms. Christine Davis, Assistant Chief Accountant, and our counsel on August 27, 2012, this letter will confirm that Ms. Davis agreed to extend the time for NICE-Systems Ltd. (“NICE”) to respond to the comment letter, dated August 24, 2012, regarding the above-referenced filing for a period of two weeks following the initial response date of September 10, 2012.  Accordingly, NICE will respond on or before the revised due date of September 24, 2012.

Sincerely,

/s/ Yechiam Cohen
Yechiam Cohen
General Counsel

CC:           Ms. Christine Davis